Exhibit 4.2

Vocus, Inc. 12051 Indian Creek Court Beltsville, MD 20705 | Tel: 1.800.345.5572 Fax: 301.459.2827 | www.vocus.com

May 13, 2013

JMI Equity Fund VI, L.P

c/o JMI Management, Inc.

100 International Drive, Suite 19100

Baltimore MD 21202

Ladies and Gentlemen:

Reference is hereby made to each of (i) that certain Rights Agreement dated May 13, 2013 (the “Rights Agreement”), between Vocus, Inc., a Delaware corporation (“Vocus”) and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as Rights Agent (“AmStock”), and (ii) Sections 4 and 7(b) of that certain Certificate of Designations of Series A Convertible Preferred Stock, $.01 par value (the “Series A Certificate”), of Vocus dated February 24, 2012, copies of which are attached hereto and the respective texts of which are incorporated herein by reference.

In consideration of the consent on this date (pursuant to Section 7(b) of the Series A Certificate) of JMI Equity Fund VI, L.P. (“JMI”), in its capacity as sole holder of the Series A Convertible Preferred Stock, $.01 par value, of Vocus (“Series A Convertible Preferred Stock”), to the dividend of rights to purchase shares of Series B Junior Participating Preferred Stock, $.01 par value, of Vocus (“Series B Preferred Stock Purchase Rights”) declared and paid by Vocus on the date hereof to all holders of record of the outstanding shares of common stock, $.01 par value (“Common Stock”), of Vocus (in the manner and to the extent provided in the Rights Agreement), and in accordance with Section 4 of the Series A Certificate, it is hereby confirmed and agreed that:

1. Vocus has declared and paid, or will on the date hereof declare and pay, a dividend of 3.0256 Series B Preferred Stock Purchase Rights in respect of each outstanding share of Series A Convertible Preferred Stock;

2. JMI, in its capacity as the sole holder of the Series A Convertible Preferred Stock and, with respect to any Series B Preferred Stock Purchase Rights issued to it, shall have and be entitled to all of the rights, benefits and entitlements of the holders of Series B Preferred Stock Purchase Rights issued in respect of shares of Common Stock, to the same extent and on the same basis as such holders of Common Stock (for purposes of clarification, it being hereby understood that for all purposes of this letter agreement and on any date of determination under the Rights Agreement, JMI, as the sole holder of Series A Convertible Preferred Stock, shall be deemed to be and shall be treated on an “as converted basis” as a holder of the number of Series B Preferred Stock Purchase Rights issuable in respect of the number of shares of Common Stock then-issuable upon conversion of the shares of Series A Convertible Preferred Stock in accordance with the Series A Certificate), including, without limitation, with respect to the rights, benefits and entitlements of holders of the Series B Preferred Stock Purchase Rights under Sections7(b), 11, 12, 13, 24 and 25 of the Rights Agreement;

JMI Equity Fund VI, L.P

May 13, 2013

3. if separate “Rights Certificates” (as defined in the Rights Agreement) are distributed pursuant to Section 3 of the Rights Agreement, Vocus shall issue a rights certificate to JMI in its capacity as the sole holder of the Series A Convertible Preferred Stock at the same time and in substantially the same form as the Rights Certificate, with such changes as Vocus and JMI shall reasonably agree are necessary;

4. if after the date hereof there shall be an adjustment to the “Conversion Number” (as defined in the Series A Certificate) then additional Series B Preferred Stock Purchase Rights shall be issued to JMI, as sole holder of the Series A Convertible Preferred Stock, in an amount equal to the product of (X) the increase in the Conversion Number and (Y) the number of shares of Series A Convertible Preferred Stock then outstanding; it being understood and agreed that none of the adoption of the Rights Agreement, the declaration and payment to the holders of Common Stock and to JMI as sole holder of the Series A Convertible Preferred Stock of the Series B Preferred Stock Purchase Rights, the occurrence of any “Trigger Event” (as defined in the Rights Agreement), or any mandatory exchange of one share of newly issued Common Stock for each outstanding Series B Preferred Stock Purchase Right (pursuant to Section 24 of the Rights Agreement), shall result in an adjustment to the “Conversion Number” (as defined in the Series A Certificate);

5. the Certificate of Designations of Series B Junior Participating Preferred Stock, $.01 par value, of Vocus (the “Series B Certificate”) shall not be amended unless JMI has consented thereto pursuant to Section 7(b) of the Series A Certificate;

6. the Series A Convertible Preferred Stock shall be and rank senior, in all respects, to the Series B Junior Participating Preferred Stock of Vocus upon the occurrence of any “Liquidation Event” (as defined in the Series A Certificate);

7. none of the adoption of the Rights Agreement, the declaration and payment to the holders of Common Stock and to JMI as sole holder of the Series A Convertible Preferred Stock of the Series B Preferred Stock Purchase Rights, the occurrence of any “Trigger Event” (as defined in the Rights Agreement), or any mandatory exchange of one share of newly issued Common Stock for each outstanding Series B Preferred Stock Purchase Right (pursuant to Section 24 of the Rights Agreement), shall result in any reduction to the “Stated Value” (as defined in the Series A Certificate); and

8. if Vocus fails to comply, in any material respect, with any of its obligations under this letter agreement, or if AmStock fails to take any action necessary under the Rights Agreement, then upon the written request of JMI, Vocus promptly shall take all such remedial, curative and other action necessary hereunder and under the Rights Agreement (including, without limitation, directing AmStock, in its capacity as Rights Agent, to take action under the Rights Agreement and taking any actions reasonably requested by JMI) to confer upon JMI (so that JMI will obtain the full realization thereof without any reduction in, or impairment of, any rights JMI has in its capacity as the holder of the Series A Convertible Preferred Stock) all of the rights, benefits and entitlements intended by the parties hereto to be conferred upon JMI in its capacity as a holder of Series B Preferred Stock Purchase Rights.

JMI Equity Fund VI, L.P

May 13, 2013

VOCUS, INC.

By	/s/ Stephen Vintz
Name: Stephen Vintz Title: Chief Financial Officer Acknowledged and Agreed JMI EQUITY FUND VI, L.P., a Delaware limited partnership By: JMI Associates VI, L.L.C., a Delaware limited liability company

By	/s/ Jit Sinha
Name: Jit Sinha Title: Managing Member

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